Exhibit 3.2

CHAMBERS STREET PROPERTIES

AMENDMENT NO. 1 TO FOURTH AMENDED AND RESTATED BYLAWS

THIS FIRST AMENDMENT to the Fourth Amended and Restated Bylaws (the “Bylaws”) of Chambers Street Properties, a Maryland real estate investment trust (the “Company”), was adopted by the Board of Trustees of the Company as required by Article XIII of the Bylaws.

NOW THEREFORE, the Bylaws are hereby amended to include the following Article XIV:

ARTICLE XIV

EXCLUSIVE FORUM FOR CERTAIN LITIGATION

Unless the Trust consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Trust, (b) any action asserting a claim of breach of any duty owed by any trustee or officer or other employee of the Trust to the Trust or to the shareholders of the Trust, (c) any action asserting a claim against the Trust or any trustee or officer or other employee of the Trust arising pursuant to any provision of the MRL, the Declaration of Trust or these Bylaws, or (d) any action asserting a claim against the Trust or any trustee or officer or other employee of the Trust that is governed by the internal affairs doctrine.